DLA Piper Rudnick Gray Cary US LLP 6225 Smith Avenue Baltimore, Maryland 21209-3600 T 410.580.3000 F 410.580.3001 W www.dlapiper.com

R. W. SMITH, JR. jay.smith@dlapiper.com T 410.580.4266 F 410.580.3266

April 28, 2006

Linda van Doorn

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Sizeler Property Investors, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
File No. 1-09349

Dear Ms. van Doorn :

This letter is submitted on behalf of Sizeler Property Investors, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the year ended December 31, 2005 (the “Form 10-K”), as set forth in your letter to Guy M. Cheramie dated April 18, 2006 (the “Comment Letter”). The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced in bold below, together with the Company’s responses.

Item 6. Selected Financial Data, page 19

1.	Staff Comment: In future filings, please provide all of the disclosures required by Item 10(e) of Regulation S-K for all periods that FFO is presented.

Company Response: As requested by the Staff, the Company will provide all of the disclosures required by Item 10(e) of Regulation S-K for all periods that FFO is presented in future filings. The Company has historically provided FFO information for each of the fiscal years included in the Company’s financial statements (e.g., three years). See page 24 and 25 of the Form 10-K. However, going forward, the Company will provide FFO information, including the reconciliation of FFO to net income, for each of the five fiscal years for which Selected Financial Data is provided pursuant to Item 6 of Form 10-K.

Linda van Doorn

U.S. Securities and Exchange Commission

April 28, 2006

Item 7. Management’s Discussion and Analysis, page 20

2.	Staff Comment: Tell us what consideration you gave to disclosing in the notes to the financial statements the potential loss you may incur related to hurricane damage in accordance with paragraph 10 of SFAS 5.

Company Response: The Company considered whether additional disclosure about the potential loss that the Company may incur due to hurricane related damage should be included in the notes to the financial statements included in the Form 10-K in accordance with paragraph 10 of SFAS 5. As part of this process, the Company took into account its prior disclosure about the potential loss in its Form 10-Q for the quarterly period ended September 30, 2005. The Company also considered the disclosure about the potential loss provided in the Form 10-K – specifically in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” section and related disclosure about the impact of the hurricane in the Company’s “Business,” “Risk Factors,” “Consolidated Statements of Income,” and “Note C: Real Estate Operations.” The Company supplementally advises the Staff that as of December 31, 2005, it was the Company’s judgment that the potential unrecognized loss related to hurricane damage was not material to the Company’s operations and that the actual loss related to hurricane damage for the first quarter of 2006 is expected to be approximately $200,000. Based upon the prior disclosure and the disclosure included in the Form 10-K, the Company believed that it had complied with its disclosure obligations.

Results of Operations, page 22

3.	Staff Comment: Please provide us additional details about the purchase of Sizeler Real Estate Management Co., Inc. during 2005. It appears from your disclosure that you paid $1.6 million over the fair value of the management company. Please tell us the business reason for this transaction, and if the proceeds from the purchase were paid to any related parties. Clarify how you applied the guidance of EITF 04-01 in accounting for the acquisition.

Company Response: The Company completed the acquisition of Sizeler Real Estate Management Co., Inc (SREMCO) in October 2001. The Company’s disclosure regarding the SREMCO transaction on page 22 of the Form 10-K inadvertently failed to indicate that it related to a 2001 transaction.

The Company disclosed details about the SREMCO transaction in its Form 10-K for the fiscal year ended December 31, 2001 filed on March 29, 2002. Specifically, in the “Business – Property Management” section, the Company disclosed that “[t]he transaction was approved unanimously by the Company’s Board of Directors, after receiving the advice of a committee of independent directors and a fairness opinion from an independent financial advisor.” In addition, disclosure about this

Linda van Doorn

U.S. Securities and Exchange Commission

April 28, 2006

transaction was provided in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Note A: Significant Accounting Policies” and “Note G: Related Party Transactions” to the Company’s financial statements.

The Company accounted for the acquisition using the purchase method of accounting for business combinations. The purchase price and costs associated with the acquisition exceeded the estimated fair value of the net assets acquired by $1,558,000, which was supported by the value of the third party management contracts that were part of the SREMCO transaction. The Company assigned this amount to goodwill. The Company believes that this transaction was accounted for properly and disclosed appropriately in its Form 10-K for the fiscal year ended December 31, 2001, as well as in subsequent filings made by the Company.

At the end of 2005, the Company was notified that the majority of the third party management contracts that it had acquired as part of the SREMCO transaction would be discontinued and, therefore, the goodwill became impaired. Accordingly, the Company decided that goodwill should be charged off against current income.

Funds From Operations, page 24

4.	Staff Comment: Please revise your calculation of Funds From Operations in future periods to include impairment write downs for all periods presented. Refer to Item 10(e) of Regulation S-K.

Company Response: In future periods, the Company will modify its calculation of Funds From Operations to include impairment write downs for all periods presented.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Linda van Doorn

U.S. Securities and Exchange Commission

April 28, 2006

Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4266 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ R. W. Smith, Jr.
R. W. Smith, Jr.

cc:	Mr. Thomas A. Masilla, Jr.

Mr. Guy M. Cheramie

Eric C. McPhee, Staff Accountant, Division of Corporation Finance